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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5762 fax richard.truesdell@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by BRP Group, Inc.

October 11, 2019

Re:	BRP Group, Inc. Registration Statement on Form S-1 File No. 333-233908

Mr. Jeffrey Gabor

Mr. Joseph McCann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Gabor and Mr. McCann,

On behalf of our client, BRP Group, Inc., a Delaware corporation (the “Company”), we are providing the updated information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form S-1, file number 333-233908 (the “Registration Statement”), in connection with the initial public offering of shares of the Company’s Class A common stock (the “Offering”). BRP Group, Inc. was formed as a Delaware corporation on July 1, 2019 and has not, to date, conducted any activities other than those incident to its formation, the preparation for the reorganization transactions described in the Registration Statement and the preparation of the Registration Statement. Therefore, the discussion below focuses on the historical practices of Baldwin Risk Partners, LLC, which will become the main operating subsidiary of BRP Group, Inc. following the consummation of the reorganization transactions described in the Registration Statement. The term “Company” as used herein refers to both BRP Group, Inc. and Baldwin Risk Partners, LLC. The response and information below are based on information provided to us by the Company.

Overview

Historically, the Company has issued non-voting incentive units that act as profits interests to certain members of senior management. The incentive units are profits interests and only participate above an established threshold, and either vest immediately upon grant or are subject to vesting terms, which vary between issuances, and are forfeited if certain vesting provisions are not met. Pursuant to their original terms, certain unvested and vested incentive units participate in distributions while others only have the right to participate in distributions in the event of liquidation.

BRP-1

Division of Corporation Finance
U.S. Securities and Exchange Commission	2	October 11, 2019

FOIA Confidential Treatment Request

Pursuant to Rule 83 by BRP Group, Inc.

The Company’s discussion of its incentive unit based compensation in the Registration Statement is primarily contained in “Note 10. Members’ equity (deficit) and noncontrolling interest” to the Company’s audited consolidated financial statements as of and for the periods ended December 31, 2018 and 2017.

As there is no public market for the Company’s equity units because the Company is private, the Company determined the fair value of its incentive units with the assistance of valuations conducted by independent third-party valuation specialists. However, the Company assumed responsibility for the estimates of fair value of its incentive units in the financial statements. The Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company believes that the determination of the estimated fair values of the Company’s equity was fair and reasonable at the time they were made. The fair value of the Company’s equity was determined on a marketable, controlling interest basis (excluding indebtedness and equity held by noncontrolling interests in Baldwin’s Risk Partners, LLC’s subsidiaries). Historical equity values were as follows:

Valuation Date (As of Date)	Estimated Equity Value	Date of Valuation Report
December 31, 2017	$[***] million	September 25, 2018
December 31, 2018	$[***] million	June 27, 2019

For incentive units that were granted between valuation report issuance dates, the Company assessed if there had been any significant changes to the estimated fair value of the Company since the date of the last valuation. The assessments of estimated fair value of the Company for grants between the dates of the valuations were based in part by considering several factors, including the following:

•

the price at which the Company purchased its common equity units during the relevant period. In March 2019, the Company purchased 595,780 voting common units for $[***] per common unit (prior to the Reorganization Transactions (as defined in the Registration Statement)), implying a total Company equity valuation basis of $[***], from two equityholders,

•	the rights and preferences of the incentive units relative to those of its voting common units, including vesting terms, rights to distributions and voting rights,

•

the Company’s business strategy, external market conditions affecting the insurance industry, and trends within the insurance industry, the Company’s financial position, including cash on hand, indebtedness, and its historical and forecasted performance and operating results,

•	the Company’ stage of development in its acquisition strategy, including the contributions of acquired companies as of the date of grant,

•	the likelihood of achieving a liquidity event, such as an initial public offering, in light of prevailing market conditions, and

•	the analysis of initial public offerings and the market performance of similar companies in the insurance brokerage industry.

BRP-2

Division of Corporation Finance
U.S. Securities and Exchange Commission	3	October 11, 2019

FOIA Confidential Treatment Request

Pursuant to Rule 83 by BRP Group, Inc.

Historical Fair Value Determination Methodology

For purposes of valuing the Company, management, with the assistance of the valuations prepared as of December 31, 2018 and December 31, 2017 prepared by a third-party valuation specialist, focused on a weighted contribution from three methods: (a) the income approach; (b) the guideline company method market approach; and (c) the merger & acquisition market approach. The Company also considered working capital surplus or deficit, long-term liabilities, and noncontrolling interest in determining its estimated equity value.

The increase in value from December 31, 2017 to December 31, 2018 is primarily attributable to the following:

•	organic revenue growth of 18%,

•	the closing of twelve Partnerships, and

•	an increase in the mean EBITDA market multiple of 18.5%.

Incentive Unit Grants

Between January 1, 2017 and June 30, 2019, the date of the latest balance sheet included in the Registration Statement, the Company issued the following incentive units:

Baldwin Risk Partners, LLC

Date	Units Awarded	Type of Incentive Unit	Equity Value Used(6)	Price per Unit	Fair Value Per Unit	Participation threshold
August 6, 2018	224,125	Time-based	$[***]	$[***](1)	$[***]	Average of 2017 and 2018 valuation

August 6, 2018	119,534	Performance-based(2)	$[***]	$[***](2)	$[***](3)	Average of 2017 and 2018 valuation

March 13, 2019	42,240	Performance-based(2)	$[***]	$[***](2)	$[***]	2018 valuation

March 13, 2019	224,125	Time-based	$[***]	$[***](1)	$[***](4)	2018 valuation

March 13, 2019	119,534	Performance-based(2)	$[***]	$[***](2)	$[***]	2018 valuation

May 13, 2019	60,000	Time-based	$[***](5)	$[***](1)	$[***]	Average of 2018 valuation and either pre-Offering value if IPO occurs or 2019 valuation if IPO does not occur

(1) Price per common unit is presented on a basis prior to the Reorganization Transactions; as such, the number of units used to calculate price per common unit reflects only those common units held directly in Baldwin Risk Partners, LLC and not those held by noncontrolling interests in subsidiaries of Baldwin Risk Partners, LLC. Price per common unit is used as the equivalent of the exercise price in the Black Scholes model used to determine the fair value of the time-based incentive units.

BRP-3

Division of Corporation Finance
U.S. Securities and Exchange Commission	4	October 11, 2019

FOIA Confidential Treatment Request

Pursuant to Rule 83 by BRP Group, Inc.

(2) Performance-based incentive units contain a market condition in the form of a total company equity value threshold that was required to be embedded in the valuation in accordance with ASC 718-10-30-27, which yielded a lower fair value per unit than the time-based award. Performance-based units only vest once the value is $175 million above the performance threshold. The Company used a Black Scholes model to determine the fair value of the performance-based incentive units and rather than using the price per common unit as the equivalent of the exercise price in the model as was the case with the time-based incentive units, the Company used the actual liquidation value that would need to be achieved for the award to vest as the equivalent of the exercise price in the model. The resulting discount of the performance-based units relative to the time-based units issued on the same date reflects the measurement of the probability of attaining the higher hurdle market condition.

(3) There was a typographical error in the first filing of the Registration Statement on page F-61 that was corrected in the amendment filed by the Company.

(4) There was a typographical error in the first filing of the Registration Statement on page F-26 that was corrected in the amendment filed by the Company.

(5) The May 2019 grant is a profits interest award that only participates in liquidation value above the average of the December 31, 2018 third party valuation and the actual pre-Offering equity value. Management utilized its best estimate of the actual pre-Offering equity value of $[***] million at the time of grant to determine the price per unit used as the equivalent of the exercise price in the Black Scholes model. The $[***] million valuation reflects a post-Reorganization structure that brings significantly more equity value to the Company as a result of the purchase of noncontrolling interests in Baldwin’s Risk Partners, LLC’s subsidiaries in the Reorganization, but adds approximately [***]% more units. As such, the price per unit used was a conservative measure at the grant date. The Company performed an internal valuation as of June 30, 2019, which indicated an equity value of $[***] million (see further discussion below), but did not revise the input to the May 2019 grant as the impact was immaterial to the consolidated financial statements as of, and for the six months ended, June 30, 2019 and 2018.

(6) Equity value is the grant date fair value input used in the Black Scholes model to determine the fair value of the incentive units. The value used is on a controlling, marketable basis consistent with the determination of price per unit prior to the May 2019 grant.

For incentive units granted between valuation dates, the Company considered the amount of time between the valuation date and the grant date, market multiples, new Partnerships, and similarity of performance metrics including revenue and EBITDA to determine whether to use the estimated fair value as of the last valuation for financial reporting purposes or to make modification to such estimated fair value based on the factors described above.

August 2018 Grants

The Company determined that it was appropriate to utilize the midpoint between the previously determined December 31, 2017 fair value and the estimated December 31, 2018 fair value of the Company’s equity for all incentive units granted in August 2018 given the time in the year when the awards were granted and because an internal valuation of the Company’s equity at June 30, 2018 yielded a value of $[***] million, in line with the August grant valuation. The internal valuation considered the change in market multiples, new Partnerships, the change in long-term liabilities, noncontrolling interest, and working capital. The concept of an initial public offering was not a consideration in determining the June 30, 2018 value because the occurrence was deemed remote and had not even been discussed by the ownership group.

BRP-4

Division of Corporation Finance
U.S. Securities and Exchange Commission	5	October 11, 2019

FOIA Confidential Treatment Request

Pursuant to Rule 83 by BRP Group, Inc.

March 2019 Grants

The Company determined that it was appropriate to utilize the previously determined December 31, 2018 fair value of the Company for all incentive units granted in March 2019 given the short amount of time between the valuation date and the grant date and the lack of significant individual events that would have resulted in a significant increase to the fair value of the Company when those incentive units were granted. The price used is materially consistent with the valuation used in determining the purchase price for a sale of voting common units by two equityholders to the Company of $[***] per common unit prior to the Reorganization Transactions and after consideration of a discount for the lack of voting rights associated with the incentive units. Use of the purchase price for the purchase of voting common units from two equityholders was deemed appropriate under the provisions of ASC 820-10-30-30a, which provides that the price of a related party transaction may be used as an input into a fair value measurement if the reporting entity has evidence that the transaction was entered into at market terms. The Company believes that the purchase of voting common units from two equityholders was entered into at market terms because the selling equityholders held a significant noncontrolling interest and each had substantial knowledge of the Company and its prospects given their roles as senior business leaders with access to monthly financial reporting results. The transaction was conducted in an orderly fashion, was not forced, and the equityholders remain significant noncontrolling owners.

May 2019 Grants

The Company determined that it was appropriate to utilize the expected average between the previously determined December 31, 2018 fair value of equity and the preliminary estimated pre-Offering equity value of $[***] million provided to the Company by the underwriters for the Offering. The Company first obtained valuation indications from its lead underwriter at the end of April 2019. As highlighted in the table above, the incentive units are profits interest awards that only participate above the calculated average.

The Company’s understanding of the difference between the public company valuation and the traditional annual private company valuation is the premium that comes with being a public company and the underwriters’ belief that the market would give credit for future Partnerships in arriving at an offering price. The Company believes that utilizing the average was appropriate because it is aligned with the participation threshold and took into account the possibility of an initial public offering in 2019 but acknowledged that there would need to be significant work done before the Offering could be consummated, as described in more detail below.

The Company completed an internal valuation as of June 30, 2019 that contemplated a probability weighting methodology to a private company valuation and a public company valuation. The private company valuation considered the change in market multiples, new Partnerships, the change in long-term liabilities, noncontrolling interest, and working capital. As a result of two significant acquisitions in 2019 and the resulting debt and noncontrolling interests, as well as an increase in revenue and EBITDA multiples of the Company’s comparable baseline companies, the private company valuation increased to $[***] million. Based on the information received from the underwriters in the Offering, management’s best estimate of the public company valuation was $[***] million. At the time, management’s best estimate of the probability of achievement of a successful initial public offering was 25%. As of June 30, 2019 and the date of the May 2019 award, management faced substantial challenges as detailed below, the largest of which were successful completion of multiple required audits, waiver from the SEC on certain S-X 8-04 filings, and a successful roadshow. The calculation of equity value at June 30, 2019 was $[***] million using the probability weighted calculation of the private and public company valuations, which is actually lower than the value used as the input to the May 2019 award. The Company did not revise the input to the May 2019 grant of $[***] million as the impact was immaterial to the consolidated financial statements as of, and for the six months ended, June 30, 2019 and 2018.

BRP-5

Division of Corporation Finance
U.S. Securities and Exchange Commission	6	October 11, 2019

FOIA Confidential Treatment Request

Pursuant to Rule 83 by BRP Group, Inc.

Comparison of the Fair Value per Common Share Used for Share-Based Compensation Expense and the Estimated Offering Price

The valuation used to determine the value of the May 2019 grant, the last incentive unit grant during the relevant period, and the value of equity as of June 30, 2019, is lower than the pre-Offering equity valuation of approximately $[***] million to $[***] million projected to be available in the public market for the Company as a result of the following factors, each of which was considered in the Company’s probability analysis at June 30, 2019 of its best estimate of fair value:

•	the need to fill various internal accounting roles including a Director of SEC reporting,

•	the need to engage SEC counsel,

•	the need to hire a new public accounting firm and launch an engagement in a short timeframe,

•	the need to hire a third-party firm to assist management with the assessment of internal controls,

•	the need to hire a third-party firm to assist management with the evaluation and calculation of the components of the Tax Receivable Agreement and pro forma tax provision,

•	the requirement to obtain certain waivers from the SEC from S-X Rule 8-04,

•	completion of a two-year audit of Baldwin Risk Partners, LLC and a review of the six month periods as of and ended June 30, 2019 and 2018,

•

completion of multiple subsidiary audits as follows: (a) audit of Millennial Specialty Insurance LLC (“MSI”) as of and for the years ended 2018 and 2017 and a review of MSI as of and for the periods ended March 31, 2019 and 2018, (b) audit of Lykes Insurance, Inc. as of and for the year ended 2018, and (c) audit of Town and Country Insurance Agency, Inc. as of and for the four months ended April 30, 2018,

•	assumption that the Reorganization Transactions are successful,

•	one material Partnership in the Company’s MainStreet segment that closed August 1, 2019,

•	successful filing of a confidential Registration Statement,

•	successful analyst day and pricing response from the Company’s financial model,

•	positive response from the Company’s testing the waters investor presentations,

•	clearance of SEC comments,

•	completion of an order book from the Company’s roadshow,

•	assumption that the Offering will strengthen the Company’s balance sheet, provide the Company with a better currency for future acquisitions, and improve brand awareness,

BRP-6

Division of Corporation Finance
U.S. Securities and Exchange Commission	7	October 11, 2019

FOIA Confidential Treatment Request

Pursuant to Rule 83 by BRP Group, Inc.

•	market conditions outside of the Company’s control, including VIX, and

•	political conditions outside of the Company’s control including the trade war, interest rates, potential government shutdown, among others.

Estimated Offering Price

The underwriters in the Offering have indicated to the Company that the anticipated pre-Offering overall equity valuation for the Company will be approximately $[***] million to $[***] million. This price range assumes a successful Offering, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. In addition, the price per share range of $14 per share to $16 per share considers the Reorganization Transactions, through which the Baldwin Risk Partners, LLC will exchange its LLC units for equity interests in subsidiaries not wholly owned by Baldwin Risk Partners, LLC.

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters for the Offering. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters for the Offering regarding potential valuations of the Company.

***

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr. Richard D. Truesdell, Jr.

cc:	Via E-mail Trevor L. Baldwin, Chief Executive Officer Kristopher A. Wiebeck, Chief Financial Officer Bradford Hale, Chief Accounting Officer Baldwin Risk Partners, LLC

BRP-7